Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 13, 2007

Relating to Preliminary Prospectus dated November 2, 2007

Registration No. 333-145437

This free writing prospectus relates only to the shares of common stock described below and should be read together with the preliminary prospectus dated November 2, 2007 relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-145437) relating to these securities. The most recent amendment to the Registration Statement can be accessed on the SEC Web site at www.sec.gov.

The following information supplements and updates the information contained in the Preliminary Prospectus. This free writing prospectus amends certain information in the Preliminary Prospectus primarily to reflect an indication of interest by Mayfield Fund (“Mayfield”) to purchase up to 750,000 shares of our common stock in this offering. Because this indication of interest is not a binding agreement or commitment to purchase, Mayfield may elect not to purchase any shares in this offering. As described in the Preliminary Prospectus, as of September 30, 2007, Mayfield was the beneficial owner of approximately 19.52% of our common stock. Kevin Fong, our Non-Executive Chairman of the Board, is a Managing Member of certain general partners of Mayfield’s funds.

Potential purchases by existing stockholders or their affiliates:

Mayfield, which is affiliated with Kevin Fong, our Non-Executive Chairman of the Board, has indicated an interest in purchasing up to 750,000 shares of our common stock in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, Mayfield may elect not to purchase any shares in this offering. Assuming an initial public offering price of $12.00 per share, which is the midpoint of the range listed on the cover page of the Preliminary Prospectus, if Mayfield were to purchase all of these shares, Mayfield would purchase $9 million of our common stock in this offering. If Mayfield were to purchase all of these shares, Mayfield would beneficially own approximately 18.3% of our outstanding common stock after this offering and our current directors and executive officers as a group would beneficially own approximately 58.8% of our outstanding common stock after this offering, based on 60,015,700 shares of common stock outstanding after this offering. The underwriters will receive the same discount from any shares of our common stock purchased by Mayfield as they will from any other shares of our common stock sold to the public in this offering.

If Mayfield is allocated all or a portion of the shares in which it has indicated an interest in this offering and purchases the shares, the purchase of shares by Mayfield would reduce the available public float for our shares because Mayfield would be restricted from selling the shares by a lock-up agreement Mayfield has entered into with our underwriters and by restrictions under applicable securities laws. As a result, any purchase of shares by Mayfield in this offering may reduce the liquidity of our common stock relative to what it would have been had these shares been purchased by investors that were not affiliated with us.

Cover:

We have inserted a new paragraph on the front cover of the Preliminary Prospectus to reflect the fact that Mayfield may purchase up to 750,000 shares of our common stock in the offering. The new paragraph reads as follows:

Mayfield Fund, which is affiliated with Kevin Fong, our Non-Executive Chairman of the Board, has indicated an interest in purchasing up to 750,000 shares of our common stock in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, Mayfield Fund may elect not to purchase shares in this offering. The underwriters will receive the same discount from any shares of our common stock purchased by Mayfield Fund as they will from any other shares of our common stock sold to the public in this offering.

Risk Factor – “Future sales of shares by our existing stockholders could cause our stock price to decline”:	We revised the number of shares that will be freely tradeable, without restriction, in the public market upon completion of this offering, the number of shares that will be eligible for sale in the public market upon the expiration of the lock-up agreements, and the number of shares which are held by our directors, executive officers and other affiliates disclosed in this risk factor that appears on page 21 of the Preliminary Prospectus to reflect the correct number of shares, assuming the purchase of 750,000 shares of our common stock in this offering by Mayfield. The revised risk factor reads as follows:

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up agreements and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. See “Shares Eligible for Future Sale” below. Based upon shares outstanding as of September 30, 2007, we will have outstanding a total of 60,015,700 shares of common stock upon completion of this offering, an increase of approximately 14% from the number of shares outstanding prior to this offering. Assuming the purchase of 750,000 shares in this offering by Mayfield Fund, only 6,750,000 shares of common stock sold in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable, without restriction, in the public market. Our underwriters, however, may, in their sole discretion, permit our officers, directors and other current stockholders who are subject to the contractual lock-up to sell shares prior to the expiration of the lock-up agreements.

The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus, although those lock-up agreements may be extended under certain circumstances. After the lock-up agreements expire, up to an additional 53,265,700 shares of common stock will be eligible for sale in the public market, based upon shares outstanding as of September 30, 2007, 33,556,288 of which are held by our directors, executive officers and other affiliates, assuming the purchase of 750,000 shares in this offering by Mayfield Fund, and will be subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements. In addition, as of September 30, 2007, the 18,749,540 shares of common stock that are either subject to outstanding warrants or options or reserved for future issuance under our employee benefit plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

Risk Factor – “Insiders will continue to have substantial control over us after this offering and will be able to influence corporate matters”:

We revised the percentage that our directors and executive officers and their affiliates will beneficially own, in the aggregate, upon completion of this offering and the percentage of the shares sold in this offering to unaffiliated investors disclosed in this risk factor that appears on page 22 of the Preliminary Prospectus to reflect the correct percentages, assuming the purchase of 750,000 shares of our common stock in this offering by Mayfield. The revised risk factor reads as follows:

Upon completion of this offering, our directors and executive officers and their affiliates will beneficially own, in the aggregate, approximately 58.8% of our outstanding common stock, assuming no exercise of the underwriters’ option to purchase additional shares and assuming the purchase of 750,000 shares in this offering by Mayfield Fund, compared to 11.25% represented by the shares sold in this offering to investors that are not affiliated with us, assuming no exercise of the underwriters’ option to purchase additional shares and assuming the purchase of 750,000 shares in this offering by Mayfield Fund.

As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership will limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us. For more information regarding the ownership of our outstanding stock by our executive officers and directors and their affiliates, please see the section titled “Security Ownership of Certain Beneficial Owners and Management” below.

Risk Factor — “Participation in this offering by Mayfield Fund would reduce the available public float for our shares”:

We inserted a new risk factor on page 22 of the Preliminary Prospectus to include disclosure about the potential effects a purchase of shares in this offering by Mayfield would have on the liquidity of our new common stock. The new risk factor reads as follows:

Participation in this offering by Mayfield Fund would reduce the available public float for our shares.

Mayfield Fund, which is affiliated with Kevin Fong, our Non-Executive Chairman of the Board, has indicated an interest in purchasing up to 750,000 shares of our common stock in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, Mayfield Fund may elect not to purchase any shares in this offering. Assuming an initial public offering price of $12.00 per share, which is the midpoint of the range listed on the cover page of the Preliminary Prospectus, if Mayfield Fund were to purchase all of these shares, Mayfield Fund would purchase $9 million of our common stock in this offering. If Mayfield Fund were to purchase all of these shares, Mayfield Fund would beneficially own approximately 18.3% of our outstanding common stock after this offering and our current directors and executive officers as a group would beneficially own approximately 58.8% of our outstanding common stock after this offering, based on 60,015,700 shares of common stock outstanding after this offering.

If Mayfield Fund is allocated all or a portion of the shares in which it has indicated an interest in this offering and purchases any such shares, such purchase would reduce the available public float for our shares because Mayfield Fund would be restricted from selling the shares by a lock-up agreement Mayfield Fund has entered into with our underwriters and by restrictions under applicable securities laws. As a result, any purchase of shares by Mayfield Fund in this offering may reduce the liquidity of our common stock relative to what it would have been had these shares been purchased by investors that were not affiliated with us.

Director Independence:

We revised the paragraph that appears under the heading “Director Independence” on page 75 of the Preliminary Prospectus to reflect the determination by our board of directors in October 2007, of the members of our board of directors that are “independent directors” as defined under the rules of NYSE Arca. The revised paragraph reads as follows:

In October 2007, our board of directors undertook a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that Messrs. Fong, Jung, Paisley, Sheridan, Siegel and Wei, representing a majority of our directors, are “independent directors” as defined under the rules of NYSE Arca.

Certain Relationships and Related Party Transactions:

We added a new heading and paragraph immediately prior to the heading “Policies and Procedures for Related Party Transactions” that appears on page 103 of the Preliminary Prospectus to reflect Mayfield’s indication of interest in purchasing up to 750,000 shares of our common stock in this offering at the initial public offering price. The new heading and paragraph read as follows:

Participation in the Initial Public Offering

Mayfield Fund has indicated an interest in purchasing up to 750,000 shares of our common stock in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, Mayfield Fund may elect not to purchase any shares in this offering.

Security Ownership of Certain Beneficial Owners and Management:	We added a new footnote 12 to the beneficial ownership table that appears on page 104 of the Preliminary Prospectus to reflect Mayfield’s indication of interest in purchasing up to 750,000 shares of our common stock in this offering. The new footnote 12 was added to the line items for “Entities affiliated with Mayfield Fund,” “Kevin Fong,” and “All directors and executive officers as a group (17 persons).” The new footnote 12 reads as follows:

Mayfield Fund has indicated an interest in purchasing up to 750,000 shares of our common stock in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, Mayfield Fund may elect not to purchase any shares in this offering. However, if any shares are purchased by Mayfield Fund, the number of shares beneficially owned and the percentage of common stock beneficially owned after the offering will differ from that set forth in the table above. If Mayfield Fund purchases all 750,000 shares, the number of shares beneficially owned by entities affiliated with Mayfield Fund and by Mr. Fong will increase to 11,002,766, and the percentage of common stock beneficially owned after this offering will increase to 18.3%. In addition, the number of shares beneficially owned by all directors and executive officers as a group will increase to 36,065,711, and the percentage of common stock beneficially owned after this offering will increase to 58.8%.

Shares Eligible for Future Sale:

We revised the number of shares that will be freely tradeable, without restriction, in the public market upon completion of this offering disclosed in the second paragraph that appears under the heading “Shares Eligible for Future Sale” on page 111 of the Preliminary Prospectus to reflect the correct number of shares, assuming the purchase of 750,000 shares of our common stock in this offering by Mayfield. The revised paragraph reads as follows:

Upon the completion of this offering, a total of 60,015,700 shares of common stock will be outstanding, assuming that there are no exercises of options or warrants to purchase common stock that were outstanding as of September 30, 2007. Assuming the purchase of 750,000 shares in this offering by Mayfield Fund, only 6,750,000 shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act. Any shares purchased in this offering by Mayfield Fund will be subject to the lock-up agreements described below and restrictions under applicable securities laws.

Underwriting:

We revised the fifth paragraph under the “Underwriting” section beginning on page 117 of the Preliminary Prospectus, to indicate that the underwriters will receive the same discount from any shares of our common stock purchased by Mayfield as they will from any other shares of our common stock sold to the public in this offering. The revised paragraph reads as follows:

Shares sold by the underwriters to the public, including Mayfield Fund, if Mayfield Fund purchases shares, will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms at any time after the initial offering.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526 or Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037.

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